

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

<u>via U.S. mail and facsimile</u>

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY 10119

> **Re: Ecosystem Corporation**
> **10-K, Amendment 2 for Fiscal Year Ended December 31, 2008**
> **10-K, Amendment 1 for Fiscal Year Ended December 31, 2009**
> **10-Q, Amendment 1 filed July 8, 2010**

Dear Mr. Kreisler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment one from our letter dated September 14, 2010. Please revise to identify and describe your "several advanced engineering and technical degrees and many years of experience in technology development and commercialization." Also, we note your draft disclosure indicating that you retain technical staff on a subcontract basis for the "flash desiccation technology," and that trials were completed "by the Company's staff and subcontracted technical consultants in collaboration with the operational and engineering staff of GreenShift Corporation and Global Ethanol, LLC, the owner of an ethanol facility at which a number of trials were conducted." Please revise to describe the material terms of any arrangement or understanding between you and the other parties.

2. Please confirm that you have disclosed all material terms of the EALA agreement with GS CleanTech and file the agreement as an exhibit.

        You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                        Health Care Services

cc: Kevin Kreisler, President
        Via facsimile to (646) 572-6336